UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of August 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, July 31st 2003

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

Investors & Analysts’ Briefing

EDP REORGANIZES ITS SHAREHOLDING IN CEM
– COMPANHIA DE ELECTRICIDADE DE MACAU

EDP concluded today the sale of a 2,06 per cent stake in the share capital of CEM – Companhia de Electricidade de Macau, S.A.R.L. (“CEM”) to China Power International Holding, a subsidiary of China Power Investment Corporation.

This transaction was jointly structured with two other shareholders of CEM (IP Holding and Sino French Energy Development Company), resulting in the sale of an aggregate stake of 6 per cent in CEM, against a total consideration of 36,3 million USD. This deal allows China Power Investment Corporation – a Chinese State-controlled company acting in the generation and distribution of power and heat and other related investments both in and outside China – to become a partner of CEM, allowing CEM to strengthen its strategic positioning in the Chinese energy market.

CEM, which is the concessionaire operator for the generation, distribution, import, export, and supply of electricity in Macau, was owned, previously to this transaction, 45 per cent by Sino French Energy Development Company Limited, and 45 per cent by the so called Sino-Portuguese Group, while the remaining share capital was owned by the Macau Special Administrative Region and other individual shareholders.

EDP - Electricidade de Portugal, S.A. Sede: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal
Capital Social: € 3,000,000,00	Matrícula: 1805 da C.R.C. Lisboa	Pessoa Colectiva 500 697 256

The Sino-Portuguese Group of CEM was composed by EDP Investimentos, Gestão de Participações e Assistência Técnica, Limitada (“EDP Investimentos”) of the EDP Group, holding a 5 per cent stake; Sogeste – Sociedade de Gestão de Participações, SARL (“Sogeste”) – owned by EDP Investimentos and Caixa Geral de Depósitos, in 85 per cent and 15 per cent, respectively –, holding a 20 per cent stake; Asiainvest of the IP Holding Group, holding a 10 per cent stake; and Companhia de Investimentos Panasonic, holding a 10 per cent stake.

In parallel to this transaction, EDP has reorganized its subsidiaries in Macau, which included the winding-up of Sogeste. As a consequence, CGD became the direct holder of a 3.02 per cent stake in the share capital of CEM and decided to sell it to EDP, notwithstanding the possibility of the other current members of the Sino-Portuguese Group taking part in the transaction (IP Holding and Companhia de Investimentos Panasonic).

Therefore, until mid-September, EDP shall conclude the acquisition of an additional stake in CEM, which shall be construed in equivalent economic terms to the transaction with China Power International Holding. The final stake to be acquired shall depend on the participation of the other members of the Sino-Portuguese Group in that transaction.

Once the above mentioned transactions are concluded, EDP will hold (through EDP Investimentos) a stake in the share capital of CEM in between 21.10 per cent and 22.13 per cent.

CEM had, in the end of 2002, a total of 191 thousand clients, representing annual electricity sales of 1,796 million Patacas (EUR equiv. 200 million) and a Net Income of 448 million Patacas (EUR equiv. 50 million).

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 1, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director